EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ACORDA THERAPEUTICS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Acorda Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation on March 28, 2020 pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Amended and Restated Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State on February 15, 2006 (the “Certificate of Incorporation”) and declaring said amendment to be advisable. On June 15, 2020, the stockholders of the Corporation duly approved said proposed amendment at the Corporation’s 2020 Annual Meeting of Stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED:	That the first sentence of Article FOURTH of the Certificate of Incorporation, be and hereby is deleted in its entirety and the following sentence is inserted in lieu thereof:

“The Corporation shall have the authority to issue a total of 390,000,000 shares, divided into classes of (i) 370,000,000 shares of Common Stock, $0.001 par value per share (the “Common Stock”), and (ii) 20,000,000 shares of Preferred Stock, $0.001 par value per share (the “Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by a duly authorized officer of the Corporation this 15th day of June, 2020.

ACORDA THERAPEUTICS, INC.

By: /s/ Andrew Mayer

Name: Andrew Mayer

Title: Deputy General Counsel and

Corporate Secretary